Multi-Fineline
Electronix, Inc.
Multi-Fineline
Electronix, Inc.
NASDAQ:  MFLX
NASDAQ:  MFLX
Filed by Multi-Fineline Electronix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MFS Technology Ltd.
Commission File No. 000-50812

This presentation includes forward-looking statements that involve risks and uncertainties. These forward-
looking statements include, but are not limited to, statements and predictions regarding net sales, net income, gross margins, the growth of, and trends in, the electronics (including camera phone) markets, and statements regarding our competitors, competitive strengths, the company’s objectives and strategies, product trends, expected synergies of the transaction and plans for the companies following the transaction, and growth and expansion of the company’s business and facilities.  Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “will,” “plan,” “expect,” “estimate,”
“aim,” or similar words. For all forward-looking statements, the company claims the protection of the Private
Securities Litigation Reform Act of 1995. Actual events or results may differ materially from the company’s expectations. Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products, the company’s success with new and current customers, whether the transaction is successful, whether, and on what terms, the company is able to secure financing for the transaction, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the degree to which the company is able to utilize available manufacturing capacity, the company’s ability to successfully manage power shortages in China, the impact of competition and of technological advances, and other risks detailed from time to time in the company’s SEC reports, including its recent Quarterly and Annual Reports on Forms 10-Q and 10-K.
These forward-looking statements represent the company’s judgment as of the date of this presentation.
The company disclaims any intent or obligation to update these forward-looking statements.
Safe Harbor Statement

0.0145 Shares of
M-Flex Common
Stock for Each
Share of MFS
Tendered*
S$1.15 cash for Each
Share of MFS Tendered
if less than 90% of the
non-WBL shares of
MFS are Tendered
OR
The offer, if made, will be on the following basis:
S$1.20 cash for Each
Share of MFS Tendered
if not less than 90% of
the non-WBL shares of
MFS are Tendered
Holders of MFS Ordinary Shares Offered the Option to Receive
The Proposed Offer
* M-Flex Common Stock received in the transaction will be subject to a six-month lock-up, during which it may not be sold or otherwise transferred.

Approval of the SEC of the Form S-4 Registration Statement
Proxy to be sent to M-Flex stockholders
Offer Document /Prospectus to be sent to holders of MFS shares
The approval, if required, of the shareholders of WBL, for WBL to accept the offer and tender the MFS shares held by it and/or its subsidiaries and nominees
Key Pre-Conditions to Making the Offer

Minimum acceptance level of 64% of MFS shares (including
any MFS shares that could be issued due to option
exercises)
WBL beneficially owns 56% of the current outstanding shares of
MFS and has committed in an Undertaking Agreement to tender its shares for stock consideration, subject to WBL shareholder
approval, if required
Certain directors of MFS have agreed to tender their shares of
MFS, who together with WBL own at least 57% of the current
outstanding shares of MFS
Key Conditions to the Closing of the Offer

Approval by M-Flex’s stockholders of the issuance of the
M-Flex stock to be issued in the offer at a special M-Flex
stockholder meeting
Approval by the majority of shares present in person or by proxy at the meetings is required, in addition to
approval by majority of
shares held by shareholders other than WBL and its
subsidiaries/nominees, present in person or by proxy at the
meeting
WBL has committed to vote its shares in favor of the issuance of
M-Flex stock at the special M-Flex stockholder meeting
Key Conditions to the Closing of the Offer

The terms of the transaction, including the exchange ratio and offer pricing, were determined by:
An arms’ length negotiation approved by a special committee of the independent directors of M-Flex
Factors considered by M-Flex’s special committee included:
Historical operating results
Share price performance
Prospects of the two companies
Expected synergies to be achieved
The premium on the exchange ratio for those choosing stock
versus cash is intended to encourage investors to take stock, with a long-term view of the combined company, and also takes into consideration the six-month lock-up on the stock received in the transaction
Corporate Governance

WBL would beneficially own between 59% (assuming all other MFS holders accept the offer in full and elect the stock consideration) and
68% (assuming all other MFS holders accept the offer in full and elect the cash consideration) of the M-Flex stock (56.1% and 64%,
respectively, on an effective ownership basis)
Percentage will vary depending on the number of MFS holders who elect to receive the cash vs. stock consideration AND who tender their shares
M-Flex’s bylaws require a majority of the board to be independent
If less than 90% of the non-WBL shares of MFS are tendered, MFS will operate as a separate subsidiary, with some functional areas being integrated (for example, Marketing, R&D, and Finance/Accounting)
The board of MFS would consist of directors nominated and elected at annual meeting of MFS shareholders
Corporate Governance

1. WBL signed
Undertaking
Agreement
2. M-Flex released Pre-
Conditional Offer
Announcement
File proxy / prospectus with SEC.  Release an
announcement on SGXNET in Singapore to
inform MFS shareholders of the filing and attach
the preliminary proxy / prospectus to SGXNET
announcement
0-14 days
(based on Code)
1. M-Flex sends offer document /
prospectus to MFS shareholders
2. M-Flex mails proxy to M-Flex
stockholders
MFS sends MFS shareholders
circular advising on the Offer
2-5 months (based on required SEC review
period)
Max 60 days
(based on Code)
SEC = U.S. Securities and Exchange Commission
SGX = Singapore Exchange
SIC = Securities Industry Council
Code  =  The Singapore Code on Take-overs and Mergers
1. SEC Effectiveness Order
issued
2. Release Conditional Offer
Announcement (assuming
WBL stockholder approval,
if required, has been
obtained)
14-21 days
(based on Code)
M-Flex stockholder
vote in U.S.
Offer
closes
Proposed Indicative Offer Timeline

Why MFS versus Another Company
Decision based on analysis of competitors by
M-Flex executive management
Financial advisors
A special committee of independent directors
MFS ranks high on peer group benchmark studies during
M-Flex’s Q2 02 thru Q1 06 time period
CEOs have a good understanding of each company’s operating
model & manufacturing processes
Similar but additive operating models
Similar manufacturing capabilities
Expanded product and geographic opportunities
PCB manufacturing in Changsha

Benchmark Revenue of Peer Group
Q1-06
Company Ticker Product US$ million*
1   FLEXTRONICS FLEX EMS $4,186.9
2   SANMINA SANM EMS $2,861.8
3   SOLECTRON SLR EMS $2,456.4
4   JABIL JBL EMS $2,404.4
5   CELESTICA CLS EMS $2,075.3
6   BENCHMARK BHE EMS $625.4
7   PLEXUS PLXS EMS $328.3
8   PEMSTAR PMTR EMS $253.9
9   NAMTAI NTE EMS $247.2
10   MFLEX MFLX Flex/EMS $139.7
11   MFS 5BM.SI Flex/EMS $71.6
12   TTM TTMI PCB $63.1
13   MERIX MERX PCB $61.7
14   INNOVEX INVX Flex $50.5
15   DDI CORP DDIC PCB $48.2
*Source: Public filings of respective companies; for M-Flex FYQ1, comparable quarters for peers

Benchmark Growth of Peer Group
CAAGR Sequential Year over Year
Company Ticker Product Q2-02 to Q1-06 Q4-05 to Q1-06 Q1-05 to Q1-06
1   MFLEX MFLX Flex/EMS 50.6%     26.0%     65.5%
2   NAMTAI NTE EMS 50.0%     18.9%     61.8%
3   TTM TTMI PCB 39.2%     3.5%     6.7%
4   MERIX MERX PCB 33.7%     19.1%     42.6%
5   JABIL JBL EMS 29.5%     18.1%     31.1%
6   INNOVEX INVX Flex 17.0%     6.4%     26.1%
7   MFS 5BM.SI Flex/EMS 16.9%     29.6%     0.4%
8   PLEXUS PLXS EMS 12.6%     1.9%     14.2%
9   BENCHMARK BHE EMS 11.5%     11.4%     19.2%
10   PEMSTAR PMTR EMS 8.4%     20.3%     48.5%
11   FLEXTRONICS FLEX EMS 4.6%     7.8%     -2.1%
12   SANMINA SANM EMS 3.7%     3.5%     -12.0%
13   CELESTICA CLS EMS 0.8%     4.1%     -11.0%
14   SOLECTRON SLR EMS -4.7%     2.4%     -8.7%
15   DDI CORP DDIC PCB -11.3%     4.8%     9.5%
Revenue Growth*
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers

Benchmark Gross Margin of Peer Group
Average
Company Ticker Product Q2-02 to Q1-06 Q1-06
1   TTM TTMI PCB 20.3%     23.8%
2   MFLEX MFLX Flex/EMS 20.2%     23.9%
3   MFS 5BM.SI Flex/EMS 16.7%     20.8%
4   NAMTAI NTE EMS 14.8%     10.3%
5   INNOVEX INVX Flex 10.7%     12.2%
6   DDI CORP DDIC PCB 9.8%     13.8%
7   JABIL JBL EMS 8.8%     8.1%
8   PLEXUS PLXS EMS 8.3%     9.5%
9   BENCHMARK BHE EMS 7.7%     7.2%
10   SOLECTRON SLR EMS 7.5%     5.1%
11   MERIX MERX PCB 6.2%     12.0%
12   CELESTICA CLS EMS 5.2%     5.7%
13   SANMINA SANM EMS 4.9%     5.9%
14   PEMSTAR PMTR EMS 4.8%     6.0%
15   FLEXTRONICS FLEX EMS 4.4%     4.7%
Gross Margin*
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers

Benchmark Operating Income of Peer Group
Average
Company Ticker Product Q2-02 to Q1-06 Q1-06
1   MFS 5BM.SI Flex/EMS 12.2%     15.2%
2   MFLEX MFLX Flex/EMS 11.1%     18.0%
3   NAMTAI NTE EMS 7.9%     5.9%
4   TTM TTMI PCB 6.4%     14.0%
5   BENCHMARK BHE EMS 4.4%     4.6%
6   JABIL JBL EMS 2.5%     3.7%
7   FLEXTRONICS FLEX EMS 0.4%     1.8%
8   PLEXUS PLXS EMS -2.0%     3.9%
9   CELESTICA CLS EMS -4.2%     -0.9%
10   PEMSTAR PMTR EMS -4.9%     1.5%
11   SANMINA SANM EMS -7.4%     1.2%
12   INNOVEX INVX Flex -8.6%     -18.2%
13   MERIX MERX PCB -10.1%     -2.5%
14   SOLECTRON SLR EMS -13.0%     0.7%
15   DDI CORP DDIC PCB -41.8%     -9.0%
Operating Profit*
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers

Impact on Relationship with Major Customer
Major customer expected to continue to second source to
minimize over-reliance on a single supplier
Combined company committed to maintaining preferred
supplier status with major customer
Quality of product, responsiveness, price competitiveness
M-Flex & MFS have historically had minimum overlap in major
customer programs
Combined group to have expanded presence in key geographic
areas
China, Korea, Malaysia, Singapore and USA

Key Initiatives towards Integrating Operations
First Phase
Prior to completion of the offer, M-Flex expects to:
Enter into a cooperative manufacturing agreement to utilize MFS’ available capacity, subject to MFS shareholder approval, if required
Second Phase
Upon successful completion of the offer, M-Flex expects to:
Rearrange Application Engineering/Marketing to expand product/customer base
Realign manufacturing to streamline operations and improve efficiency
Utilize the economy-of-scale to achieve cost reductions
Realign R&D to eliminate overlap and focus on flex market trends
Explore potential future expansions at MFS locations in Malaysia and
Changsha, China
Expand the Embedded Magnetics products and production

Expected Synergies of Combined Companies
Expected synergies include:
Access to expanded capacity for M-Flex--comparable to M-Flex’s new plant expansion
Expanded marketing and geographic presence to broaden the
development, and to accelerate the capture, of new customer opportunities
Reduction in manufacturing costs, primarily related to materials
Improved overall operational efficiencies by combining the optimum manufacturing capabilities of each company
Reduced overall effective tax rate
Reduced customer concentration
Diversification into MFS’ other products and geographic markets
Reduced exposure to geographic concentration risks
Enhanced design capabilities by allowing M-Flex to tap into MFS’
Singapore-based design center

Over the past several years, M-Flex has historically grown
over 30 percent annually.  Our ongoing objective is to grow
profitably by taking market share and offering innovative
product solutions.
The pro forma financial effects of the transaction will depend upon several factors, including the take-up of cash versus
stock and the number of shares tendered in the offer
Pro forma financial information related to the proposed
acquisition on M-Flex’s 2005 EPS will be included in the SEC filing documents currently being compiled
Long-Term Outlook

$26.8
$24.1
$26.6
$33.0
$36.9
$27.1
$29.5
$35.9
$53.5
$56.5
$71.5 $71.6
$84.4
$77.4
$84.4
$139.7
$110.9
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
FY2002 FY2003 FY2005
FY2004
(US$ in millions)
FY2006
M-Flex Quarterly Sales Trend

20 $84.6 $110.5 $129.4 $357.1 $139.7 $84.4 $253.0 2001 2002 2003 2004 2005 ---------- 2005 2006 M-Flex Revenue Growth Fiscal Q1 Fiscal Years Ended September 30 (US$ in millions)

21 M-Flex Net Income $4.8 $5.0 $4.6 $25.7 $37.2 $9.5 $17.3 2001 2002 2003 2004 2005 ---------- 2005 2006 Fiscal Q1 Fiscal Years Ended September 30 (US$ in millions)

$0.41
$0.42
$0.38
$1.51
$0.69
$0.38
$1.27
2001 2002 2003 2004 2005 ---------- 2005 2006
Fiscal Q1
Fiscal Years Ended September 30
M-Flex Earnings Per Share (Diluted)
Our Q4 and year-end earnings per share in FY2004 were impacted by the weighted average effect of 5,000,000 IPO shares.
(In US$)

M-Flex Balance Sheet Summary
.
Actual as of
December 31, 2005
Cash and Cash Equivalents,
and Short Term Investments
Working Capital
Total Assets
Total Debt
Stockholders’ Equity
$76,639
$123,964
$295,377
$0
$207,749
(US$ in thousands)

MFS Quarterly Sales Trend
$44.9
$35.1
$29.7
$51.1
$70.4
$54.1
$58.9
$70.8
$71.3
$54.5
$47.1
$55.2
$71.6
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
FY2003
FY2005
FY2004
FY2006
Based on figures presented in MFS public filings, which are not in US GAAP. Amounts converted from S$ using an average of the translation rate at the beginning and the end of the period. All translation rates are as reported by Bloomberg.
(US$ in millions)

$49.9
$65.9
$160.8
$228.2
$71.6 $71.3
$254.2
2001 2002 2003 2004 2005 ----------- 2005 2006
MFS Revenue Growth
Fiscal Years Ended September 30
Fiscal Q1
Based on figures presented in MFS public filings, which are not in US GAAP. Revenues for 2003, 2004 and 2005 derived as total of the 4 quarterly periods from previous chart. 2001 and 2002 revenues based on average of the translation rates at beginning of the year (9/30), mid-year (3/31), end of year (9/30). All translation rates are as reported by Bloomberg.
(US$ in millions)

MFS Profit for the Period
Fiscal Years Ended September 30
Fiscal Q1
Based on figures presented in MFS public filings, which are not in US GAAP. Amounts include minority interest. 2003, 2004 and 2005 profits converted using average of the translation rate at the beginning and the end of each quarterly period. The profits for 2003, 2004 and 2005 represent the total of the four quarterly periods for each year. For 2001 and 2002, the profits are translated based on an average of the translation rates at the beginning of the year
(9/30), mid-year (3/31), and end of year (9/30). All translation rates are as reported by Bloomberg.
$7.6
$3.8
$13.8
$21.2
$9.4
$6.9
$25.3
2001 2002 2003 2004 2005 ----------- 2005 2006
(US$ in millions)

2.0
3.9
3.2
1.1
1.3
2003 2004 2005 --------- 2005 2006
Fiscal Years Ended September 30
MFS Adjusted Earnings Per Share
Based on figures on MFS website, which are not in US GAAP.  Amounts do not include minority interest.  Amounts for the fiscal years converted from S$ using an average translation rate of 9/30, 12/31, 3/31, 6/30 and 9/30 for each respective year, and for fiscal Q1 using an average translation rate at the beginning and end of each period (9/30 and 12/31). All translation rates are as reported by Bloomberg.
Fiscal Q1
(In US cents)

MFS Balance Sheet Summary
Based on figures presented on MFS website, which are not in US GAAP.  All translated at the 12/31/05 conversion rate of 1USD = 1.6630
Singapore Dollar as reported by Bloomberg.
Actual as of
December 31, 2005
Cash and Cash Equivalents
Working Capital
Total Assets
Total Debt
Stockholders’ Equity
$39,759
$71,232
$199,793
$14,693
$104,961
(US$ in thousands)

FY2006 Q1 Combined Financials
M-Flex
MFS
$139.7
$71.6
Translation Rate:   US$1 = S$1.6775
Revenue
Profit
$17.3
$9.4
(US$ in millions)
MFS figures based upon figures presented in MFS public filings, which are not in US GAAP. MFS profit includes minority interest. Amounts converted from S$ using an average of the translation rate at the beginning and the end of the period, as reported by Bloomberg.

Design &
Application
Engineering
Flex
Fabrication
Integrated Approach
Component
Assembly
M-Flex Is Organized Operationally
To Be
Quick-To-Market
Global
Design Teams
Japan
China
USA
Taiwan
Netherlands
Singapore
Easier Supplier Involvement
Malaysia
End-to-End Solution

End-to-End Solution
Pre-
Production
Integrated Approach
M-Flex Is Organized Operationally
To Be
Quick-To-Market
U.S./China
Flex
Fabrication
Component
Assembly Assemble Components
90,000 sq. ft. in Anaheim
Corporate Headquarters
Since 1985
Produce Flex Circuits
66,000 sq. ft. in Anaheim
Since 1984
Flex & Assembly
225,000 sq. ft. in China
Since 1994
Anticipate and secure the capacity and technology at just the right time

End-to-End Solution
High Volume
Low-Cost
Manufacturing
Integrated Approach
M-Flex Is Organized Operationally
To Be
Quick-To-Market
China
Flex
Fabrication
Component
Assembly
Flex & Assembly
225,000 sq. ft. in China
Since 1994
New M-Flex Suzhou
Flex & Assembly
300,000 sq. ft.
June 2004
Anticipate and secure the capacity and technology at just the right time

End-to-End Solution
Expanding
High Volume
Low-Cost
Manufacturing
Integrated Approach
M-Flex Is Organized Operationally
To Be
Quick-To-Market
China
Flex
Fabrication
Component
Assembly
Artist’s Rendering
MFC2 Expansion
Projected to Begin Operation
Q1 FY2007
200,000 sq. ft.
New M-Flex Suzhou
Flex & Assembly
300,000 sq. ft.
June 2004
Anticipate and secure the capacity and technology at just the right time

Expanding
High Volume
Low-Cost
Manufacturing
Flex
Fabrication
Component
Assembly
MFS is an Interconnect Solutions Provider
Flexible printed circuits
complemented by printed
circuit boards
MFS Technology (S) Pte Ltd
Flex & Rigid Flex Circuits
88,000 sq. ft. in Singapore
Since 1989
Since 1998
MFS Technology (M) Sdn Bhd
Flex & Assembly
70,000 sq. ft. in Malaysia

MFS is an Interconnect Solutions Provider
Expanding
High Volume
Low-Cost
Manufacturing
China
Flexible printed circuits
complemented by printed
circuit boards
MFS Technology (Hunan) Co Ltd
Flex & Assembly
100,000 sq. ft. in Changsha
Since 2003
PCB II
on same
campus
Component
Assembly
Flex
Fabrication

China
Specializing in
multi-layer to
16-layer MLB
MFS is an Interconnect Solutions Provider
Flexible printed circuits
complemented by printed
circuit boards
PCB
Fabrication
PCB Factory I
Since 1991
MFS Technology
(PCB) Co Ltd
200,000 combined
sq. ft. in Changsha
Since 2003
PCB Factory II

$0
$50
$100
$150
$200
$250
$300
$350
Portables Industrial Medical Data
Storage
Networking Display and
Imaging
Other
M-FLEX
MFS
87.2%
47.0%
8.8%
0.0%
1.7%
0.0%
1.0%
18.0%
1.0%
0.0%
30.0%
0.0%
0.3%
5.0%
“Portables” includes PDA’s; for M-Flex, “Other” includes Display & Imaging.
MFS product percentages based on revenue figures presented on MFS website, which are not in US GAAP.  MFS $ amounts calculated by multiplying percentage by the FY05 revenue on slide 21.
Product Differentiation in FY2005

$0
$50
$100
$150
$200
$250
$300
China USA Malaysia Taiwan Singapore Europe Asia Pacific Other
M-FLEX
MFS
China includes Hong Kong  · Asia Pacific includes Japan, Thailand, Korea and the Philippines
77.6%
52.1%
12.3%
2.5%
2.6%  3.8%
28.0%
1.6%
1.5%
7.8%
1.1%
4.3%
2.5%
1.5%
0.8%  0.0%
Geographic Distribution in FY2005
MFS product percentages based on revenue figures presented on MFS website, which are not in US GAAP.  MFS $ amounts calculated by multiplying percentage by the FY05 revenue on slide 21.

M-Flex Highlights
Large and expanding market opportunity
Increased economy-of-scale
Serving large, high-volume customers
Fast to market with early supplier design
involvement
Unique position as Technology Integrator
State-of-the-art technology
Focus on increasing $ content
Low-cost China manufacturing
Diversified manufacturing locations
Proven track record in marketplace

M-Flex Overview
Leading global provider of
high-quality, technologically advanced
flexible printed circuits
added-value component assembly
solutions
Focus on applications and products
where flexible printed circuits facilitate
human interaction with electronic
devices
where size, shape or weight is
paramount
Be a global provider of electronics
packaging technology strengthened
by MFS merger
PDA/Smart Phones
Power Products
Industrial Mobile Phones

MFS Overview
Major player in global flexible printed circuit market
offers an array of solutions to established customer
base across diverse industries
Multiple manufacturing plants throughout Asia
(Singapore, Malaysia and China)
Strong customer support that includes
application engineering
manufacturing of high-volume production parts
key geographic areas
Process Control
Exacting Test

$0.0
$2.0
$4.0
$6.0
$8.0
$10.0
$12.0
2005 2009 2010
Estimated Market Size of Pure Flex + Rigid Flex
Component Assembly Excluded
$7.1
$9.1
$11.2
N.T. Information Ltd. Sources:
Prismark Partners N.T. Information Ltd.
Large and Growing Market Opportunity

Major Market Driver for Flexible Circuits
719
771
842
903
996
0
100
200
300
400
500
600
700
800
900
1,000
2005 2006 2007 2008 2009
Projected Worldwide Market for Mobile Phones
Source: BPA Consulting Ltd.
8% CAAGR

Product Trends Driving Growth Opportunity
Anticipating Best Design and Engineering Solution is
Differentiator
M-Flex listens and can quickly respond
Functionality and Complexity
Decreasing product size is the design challenge
Miniaturization is facilitated by flex not rigid PCBs
Flex facilitates human interaction with electronic devices
Increased Content Per Device
Increasing number of flex assemblies
Currently 95% of M-Flex products have components on flex

Technical Capability
Vertical Integration
Product Range

Flex Only
Choice of Product Profile
Simple
High
Volume
Low Volume
Complex
Added
Value
M-FLEX
MFS
Continue on our current path of
growth
Expand capacity and pursue business
based upon market driven need

Assembly on flex represents substantial challenges for
“Stand Alone” flexible PCB & EMS providers
M-Flex integrates flex and assembly technologies
Application engineering and designs more challenging
Assembly techniques created specifically for flex
Tooling and fabrication created specifically for flex
Higher quality, higher yields/lower cost, quicker-to-market
One stop shopping-one price mark up instead of two
Mounting all electronics on flex a possibility
Global design teams strategically located to facilitate
‘engineer-to-engineer’ communications
Our Unique Position as a Technology Integrator

Market trend is toward flex with
components vs. bare flex
EMS competitors have limited flex
capability
M-Flex sells flex assemblies to
them
Flex Competitors
Hon Hai
EMS Competitors
Flextronics
Global
Nitto
Mektec
Overview of Competitors
Flex competitors focus primarily on bare flex
M-Flex’s advantage -- integrated flex and assembly
capabilities
95% of M-Flex shipments are flex assemblies not bare flex
Market trend is toward more components/flex

M-Flex Embedded Magnetics
For Battery Chargers
Reduces Area and Height
Makes Charger Cooler
Old Technology versus New Technology
Transformer
Inductor
Hidden
Transformer
Hidden
Inductor
Example of Product Focus for Future Advances

Global Device Forecast for Charger Market
Source: Prismark 2006
800
1100
448
300
0
500
1,000
1,500
2,000
2,500
2005 2010
Digital Camcorders
Portable Game Consoles
Notebook Computers
Digital Cameras
Portable Audio Players
Bluetooth  Headsets
Portable Handsets
Mobile Phones

50 Thinnest Lens holder Lenses IR glass Sensor chip Thinner Lens holder Lenses IR glass Sensor chip M-Flex Cameras on Flex Camera Module on Flex Example of Product Focus for Future Advances

Camera Phone Forecast
370
455
560
689
847
-

2005 2006 2007 2008 2009
Source: Info Trends/CAP Ventures for 2005 & 2009, others extrapolated
Projected Camera Phone Shipments 2005-2009

52 Source: Prismark Partners 100% 75% 50% 25% 0% 2004 2005 2006 2007 2008 2009 VGA 1MP 2MP Camera Phone Trends CAMERA PHONE PIXEL SIZE

Additional Information and Where to Find It
M-Flex plans to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will contain a proxy statement with respect to the special stockholders meeting to be held by M-Flex and a prospectus/offer document with respect to the offer to be made to the shareholders of MFS, and other relevant documents concerning the proposed transaction. Information contained in this presentation is not a substitute for the information contained in the proxy statement or the prospectus/offer document, which will be part of the
Registration Statement on Form S-4. Stockholders and investors are urged to read the proxy statement and prospectus/offer document when they become available and any other relevant documents filed with the SEC because they will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806,
Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website
(www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.
Participants in Solicitation
M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-
Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the proxy statement for M-Flex’s 2006 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement and prospectus/offering with respect to the transaction, when such documents become available.
Stockholders and investors should carefully read the proxy statement and the prospectus/offering circular, when such documents become available, and before making any voting or investment decision.

Responsibility Statement
The Directors of M-Flex (including those who may have delegated detailed supervision of this presentation) have taken all reasonable care to ensure that the facts stated and opinions expressed in this document are fair and accurate, and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources or obtained from MFS or any other entity, the sole responsibility of the directors of M-Flex has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.
M-Flex has not yet commenced the offer. The offer, if made, will be made only pursuant to a prospectus/offer document and related materials that M-Flex intends to distribute to shareholders of MFS. Shareholders of MFS should read carefully the prospectus/offer document and related materials when they become available because they will contain important information. Assuming the offer is made, shareholders of
MFS and investors may download a free copy of the M-Flex proxy statement, the prospectus/offer document and other documents that M-Flex intends to file with the SEC at the SEC’s website at www.sec.gov. These materials contain important information and holders of the MFS shares are urged to read them carefully prior to making any decision with respect to their MFS Shares or the offer.

3140 E. Coronado Street
Anaheim, California 92806
Phone:  714-238-1488
Email:  investor_relations@mflex.com
Web:  http://www.mflex.com
NASDAQ: mflx
3140 E. Coronado Street
Anaheim, California 92806
Phone:  714-238-1488
Email:  investor_relations@mflex.com
Web:  http://www.mflex.com
NASDAQ: mflx